SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40701

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	BitNile Metaverse, Inc.
Address of principal executive office	303 Pearl Parkway, Suite 200
City, state and zip code	San Antonio, TX 78215

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ended March 31, 2023 has imposed requirements that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Jay Puchir	(800)	762-7293
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes No ☐

Because the operations of White River Energy Corp and Wolf Energy Services, Inc. are reflected as discontinued operations, the Company expects to report no revenue in the year ended March 31, 2023 compared to $17,455 of revenue in the year ended March 31, 2022 which related to the Bitcoin mining operation. The Company expects to report cost of revenues of approximately $263,954 and loss from continuing operations before other income (expense) of approximately $(28,245,172) for the year ended March 31, 2023, compared to cost of revenues of $183,590 and loss from continuing operations before other income (expense) of $(15,459,814) for the year ended March 31, 2022. The difference in loss from continuing operations is primarily due to an increase in salaries and salaries related costs arising from the stock-based compensation, as well as an increase in depreciation, amortization and impairment of approximately $1.4 million related to the impairment of the miners that Agora Digital Holdings, Inc. (“Agora”) had purchased as it has moved to a hosting model from a mining model for Bitcoin.

The Company expects to report total other expense of approximately $(29,242,232) in the year ended March 31, 2023, compared to total other income of $14,718,251 in the year ended March 31, 2022, with the difference primarily attributable to a reduction in change in fair value of warrant derivative liabilities, partially offset by an increase in preferred stock derivative liability, as well as derivative income of $14,365,276 related to the issuance of our Preferred Series A, B and C stock in the year ended March 31, 2023.

The Company expects to report net loss from continuing operations for the year ended March 31, 2023 of approximately ($57,487,404) as compared to net loss from continuing operations of $(741,563) for the year ended March 31, 2022. The decrease was primarily attributable to increases in salaries and salaries related costs in the period ended 2023 and our impairment charge in the period ended 2023, partially offset by the change in the fair value of the derivative liabilities and the change of the preferred stock liability.

The Company expects to report a net 1oss of approximately $(87,314,153) for the year ended March 31, 2023 compared to a net loss of $(9,925,394) for the year ended March 31, 2022. The increase primarily related to losses on discontinued operations from the sale of the Company’s subsidiaries, in addition to the net loss from continuing operations described above.

The expected results of operations set forth above are subject to change and completion of the auditor’s review.

BITNILE METAVERSE, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 30, 2023	/s/ Jay Puchir
	By:	Jay Puchir
	Title:	Chief Financial Officer

3